Filed by Micron Technology, Inc. pursuant to Rule 425

Under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities and Exchange Act of 1934, as amended

Subject Company: Lexar Media, Inc.

 Commission File No.: 000-31103

This filing relates to the planned merger (the “Merger”) between Micron Technology, Inc.’s (“Micron”) wholly owned subsidiary March 2006 Merger Corp. and Lexar Media, Inc. (“Lexar”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 8, 2006 (the “Merger Agreement”), by and among Micron, March 2006 Merger Corp. and Lexar. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Micron on March 10, 2006, and is incorporated by reference into this filing.

The following is a transcript of selected questions and answers provided during a conference call on April 10, 2006 with financial analysts and other members of the public relating to Micron’s fiscal 2006 second quarter.

Jim Covello, Goldman Sachs: On the Lexar deal, the deal on the surface seems to make a lot of sense. A lot of the Lexar shareholders are obviously making some noise. Can you give us any perspective about why you think the deal makes sense, and your optimism that the deal can be closed without any further upheavals from the Lexar shareholders?

Steve Appleton, Micron Technology, Inc., Chairman, Chief Executive Officer and President: Sure. I don’t know if I’ll be able to address that last part, because you’ll have to talk to the Lexar shareholders on that one. But with respect to the reason that we entered discussions to acquire Lexar, there are many of them. Of course, let me just first point out that the Lexar alternative is just one of many alternatives we have of taking our product to the marketplace. There’s lots of different channels to do that, and lots of different customers to have that flow through. But having said that, we believe that the combination is good for a number of reasons. First of all, they do have a good team. They have demonstrated some good engineering and good capability in the past. And we think we can take a lot of advantage of that. We also think that the potential of combining the two companies will bring a lot of value to the marketplace. When you take really what you think of as the silicon side of it and then you take the form factor side of it, and you put those two together and you optimize them for each other, that there are a lot of things that can happen in the new product space that are pretty exciting.

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Alex Gauna, UBS: And you mentioned MP3s being one area of softness. Are there any areas that are under particular pressure right now? Are there any ways for you to find relief within certain card formats? What is your mix dynamic like on that front?

Mike Sadler, Micron Technology, Inc., Vice President of Worldwide Sales: It is heavily weighted towards embedded consumer products like MP3 players, our mix today is. And as we are growing output through the IMFT joint venture, we’re starting to enable some other markets like a variety of — participating with players who get us into a variety of card form factors and various other end products. But to date, we have been largely dependent upon embedded applications, specifically MP3 players.

Gauna: And are you able to progress, in terms of while you are involved with the Lexar negotiations, to develop some of these new relationships? Is that being impeded at all by the talks right now?

Sadler: No, no. The Lexar negotiations or the intended acquisition of Lexar is really independent of our ability to develop new customers and new markets for our products.

This transcript contains forward-looking statements that involve risks and uncertainties concerning Micron’s proposed acquisition of Lexar Media, Inc., Micron’s expected financial performance, as well as Micron’s strategic and operational plans. Actual events or results may differ materially from those described in this transcript due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Micron and Lexar to the transaction; Micron’s ability to successfully integrate Lexar’s operations and employees; and general economic conditions. In addition, please refer to the documents that Micron and Lexar file with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K. The filings by each of Micron and Lexar identify and address other important factors that could cause their respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this transcript. Micron and Lexar are under no duty to update any of the forward-looking statements after the date of this transcript to conform to actual results.

Additional Information About the Merger and Where to Find It

Micron and Lexar have filed with the SEC a preliminary prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of Lexar by Micron pursuant to the terms of an Agreement and Plan of Merger by and among Micron, March 2006 Merger Corp., a wholly-owned subsidiary of Micron, and Lexar. These materials are not yet final and will be amended. The definitive prospectus/proxy statement will be mailed to the stockholders of Lexar. Investors and security holders of Lexar are urged to read the preliminary prospectus/proxy statement filed on March 28, 2006, the definitive prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Micron, Lexar and the proposed merger. The preliminary materials filed on March 28, 2006, the definitive prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, (208) 368-4465. Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Investor Relations, Diane Carlini, (510) 580-5604. Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Micron, Steven Appleton, Micron’s Chairman, Chief Executive Officer and President, and certain of Micron’s other executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron’s other executive officers in the solicitation by reading the preliminary prospectus/proxy statement filed on March 28, 2006, and the definitive prospectus/proxy statement when it becomes available.

Lexar, Eric Stang, Lexar’s Chairman, Chief Executive Officer and President, and Lexar’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Lexar common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and Lexar’s other directors and executive officers in the solicitation by reading the preliminary prospectus/proxy statement filed on March 28, 2006, the definitive prospectus/proxy statement when it becomes available.